Exhibit 12.1
ALEXZA PHARMACEUTICALS, INC.
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(in thousands)

		Fiscal Year Ended December 31,
	2009	2008	2007	2006	2005
EARNINGS:
Loss before income taxes	$(56,065)	$(77,041)	$(55,910)	$(53,526)	$(32,402)
Plus: fixed charges (see below)	1,382	2,368	2,624	1,532	700
Less: capitalized interest	—	—	—	—	—
Total earnings (loss) to cover fixed charges	(54,683)	(74,673)	(53,286)	(51,994)	(31,702)

FIXED CHARGES:
Interest expense	438	897	954	743	311
Amortization of debt discount and deferred interest	29	38	49	35	47
Interest portion of rental expense	915	1,433	1,621	754	342
Total Fixed Charges	1,382	2,368	2,624	1,532	700

DEFICIENCY OF EARNINGS TO COVER FIXED CHARGES	$(56,065)	$(77,041)	$(55,910)	$(53,526)	$(32,402)